

Mail Stop 3561

August 28, 2015

Konstantinos Adamopoulos
Chief Financial Officer
Safe Bulkers, Inc.
32 Avenue Karamanli
P.O. Box 70837
16605 Voula, Athens, Greece

> **Re:** **Safe Bulkers, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **File No. 001-34077**

Dear Mr. Adamopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-lived Assets, page 42

1. We note from the second paragraph that "the carrying values of our vessels may not represent their fair market value…since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds." It appears you had no vessel impairments during the three years' period ended December 31, 2014 or during the six months ended June 30, 2015. However, we note the following adverse factors affecting your drybulk business:

a. The $960 million carrying value of your vessels as of December 31, 2014 exceeded their corresponding net book and market capitalization values, and that your market capitalization has declined to $255 million as of August 25, 2015.

b. Your revenues declined from $191.5 million in fiscal 2013 to $159.9 million in fiscal 2014. Also, the time charter equivalent rates have declined to $12,007 from $18,297 during the same comparable periods.

c. Your loss of $10.5 million during the six months ended June 30, 2015.

d. Your Risk Factors indicate that charter rates available in the spot market may be insufficient to enable your vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect your profitability, cash flows and ability to pay dividends. In addition it appears most of your charters will expire or are up for renewal during 2015.

Considering the aforementioned factors, please address the following comments:

a. Considering the continued depressed BDI rates, and the fact that most of your charters expire during 2015, tell us your basis for performing an undiscounted cash flow analysis using an estimated daily time charter equivalent for the unfixed days based on budgeted charter rate for the first 12 months and the most recent 10-year historical average of similar size vessels for the period hereafter, over the remaining estimated life of the vessel, net of certain costs. Provide us the actual rates you used in your analysis.

b. Please provide us with your impairment analysis assuming a 1-year, 3-year and 5-year historical average rate in the undiscounted net operating cash flows and tell us your consideration, if any, for using these alternate rates.

c. Please provide us with, and revise to disclose if applicable, the aggregate carrying value of these vessels below fair value along with their aggregate fair market value. The additional disclosure allows investors to understand the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2014, if you decided to sell them. Also, the disclosure should discuss their related accounting treatment and describe the circumstances under which you would be required to record an impairment loss.

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013, page 43

2. We note disclosure under "Our Customers" on page 25 of the Risk Factors that during fiscal years 2013 and 2012 the same two charterers accounted for an aggregate of 45.7% and 62.9% of your revenues, respectively, with each one accounting for more than 10% of total revenues. Further we note that for fiscal year 2014, no single customer accounted for more than 10% of your total revenues. Please tell us and expand MD&A to discuss the reasons why revenues from these two charterers substantially decreased in each of the fiscal years 2014 and 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure